FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Company)
Suite 3100, Three Bentall Centre,
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change

March 22, 2005

Item 3:	Press Release

The Press Release was disseminated on March 22, 2005 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:	Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (TSX/AMEX: BGO, AIM: BAU) reports results from its operations for the fourth quarter and year ended December 31, 2004 and also releases a new resource estimate for the Kupol deposit.

All dollar amounts in this report are in US dollars unless otherwise indicated.

Item 5:	Full Description of Material Change

Bema Gold Corporation reports the results from its operations for the fourth quarter and year ended December 31, 2004 and also releases a new resource estimate for the Kupol deposit.

Bema remains committed to growth through the development of three key projects; the Kupol deposit, Russia, the Refugio Mine, Chile and the Cerro Casale project, Chile. In 2004, the South African rand continued to appreciate versus the US dollar, negatively affecting the Company’s operations at the Petrex Mines, while at the Julietta Mine in Russia a fire in the warehouse early in the year contributed to lower than budgeted gold production. Despite these challenges, Bema was able to significantly advance each of its development projects during the year. A major construction program was commenced at the Refugio Mine and the mine is scheduled to recommence production in May 2005. At Kupol, Bema completed an extensive exploration and development program while at the Cerro

Casale project, Placer Dome Inc. continues to use reasonable efforts to arrange financing for the project and are required to make a financing decision in 2005 if the project remains financeable.

Financial Results

Bema’s loss for the year ended December 31, 2004 was $79.6 million or $0.22 per share compared to a loss of $30.6 million or $0.09 per share in 2003. The largest contributor to the loss during the year was a write-down of the carrying value of the goodwill in respect of the Petrex Mines in the amount of $27.3 million. The valuation of Petrex is highly sensitive to assumptions regarding the South African rand / U.S. dollar exchange rates and to the price of gold. Management has determined that the carrying value of the Petrex Mines was not impaired based on the projected undiscounted cash flows of the mines. However, in determining the fair value of the Petrex Mines reporting unit, management determined that the overall goodwill was impaired. The loss in 2004 was also a result of a number of other non cash charges during the year, including an $8.5 million write-down of the carrying value of the Yarnell property (refer to Bema’s press release dated May 14, 2005) a write-down of $4 million relating to the cessation of the open pit operations at the Petrex Mines in the fourth quarter and a $6.1 million decrease in the value of the mark-to-market, non-hedge derivatives. Further contributing to the loss was $6.4 million of Refugio Mine recommencement costs, which were expensed during the year ($3.2 million in the fourth quarter), lower than forecast production at the Julietta Mine (see: “Julietta Mine” section) and high operating costs at the Petrex Mines. (see: “Petrex Mines” section). Removing the non cash items from the $79.6 million loss for the year would result in a loss of $33.7 million or $0.09 per share.

The Company reported a loss of $44.6 million ($0.12 per share) during the fourth quarter of 2004 compared to a net loss of $20.2 million ($0.06 per share) in the same period of 2003. The loss for the quarter was due mainly to the write-downs at the Petrex Mines and the Refugio Mine recommencement costs.

Gold Revenue

Gold revenue improved by 6% in 2004 to $92.1 million on sales of 232,925 ounces of gold at an average realized price of $396 per ounce. The Julietta Mine accounted for $32.7 million from the sale of 86,000 ounces of gold at an average price of $380 per ounce, while $59.5 million was contributed by the Petrex Mines from 146,925 ounces of gold sold at an average price of $405 per ounce.

Gold revenue in 2003 totalled $86.8 million on sales of 245,523 ounces at an average realized price of $354 per ounce. The Julietta Mine contributed $39.5 million from 116,066 ounces of gold sold at an average price of $340 per ounce, while the Petrex Mines accounted for $47.4 million from sale of 129,457 ounces of gold sold at an average price of $366 per ounce.

In 2004, gold revenue for the fourth quarter was $26.4 million on sales of 65,674 ounces of gold at an average realized price of $403 per ounce. The Julietta Mine contributed $7.4 million from the sale of 19,033 ounces at an average price of $387 per ounce and the Petrex Mines accounted for $19.1 million from the sale of 46,641 ounces at an average price of $410 per ounce.

Operations

Bema’s consolidated gold production for the year was 229,545 ounces with an operating cash cost of $315(1)(2) and total cash cost of $332 per ounce(1)(2). In 2003, Bema produced 250,315 ounces of gold with an operating cash cost of $242(3) and total cash cost of $259 per ounce(3). Lower than forecast production at the Julietta Mine, due mainly to a fire in the warehouse in February, and higher operating cost at the Petrex Mines, due to the strong South African Rand, were the primary reasons for the shortfall in production ounces and the higher operating costs. For more detail please refer to the “Julietta Mine” and “Petrex Mines” sections, respectively.

Consolidated gold production for the fourth quarter was 61,501 ounces with an operating cash cost of $353 per ounce(1)(2) and a total cash cost of $371 per ounce(1)(2).

(1)
In 2004, consolidated production costs are adjusted to reflect a cash gain of $41 per ounce gold (Q4-$30 per ounce) from the exercise of South African rand denominated gold put options. At the Petrex Mines the cash gain from the puts was $64 per ounce gold (Q4-$43 per ounce).

(2)	Julietta Mine costs are net of silver by-product credit.

(3)	Adjusted for rand denominated put option gains from 200. Please refer to the Company’s year end news release dated March 25, 2004 for more detail.

Operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with this Standard, include operating cash costs, royalties and production taxes.

Liquidity and Capital Resources

The Company ended fiscal 2004 with $87.1 million in cash and working capital of $85.6 million compared to cash of $30.8 million and a working capital deficiency of $9.3 at the end of 2003.

During the year, Bema made scheduled payments towards the Julietta Mine project loans and also prepaid an additional $5.6 million of the project loans six months ahead of schedule. The Company has now repaid in its entirety the Julietta Mine project loans with the exception of the $1.5 million loan owing to the International Finance Corporation (“IFC”). This loan can be extended beyond the September 15, 2005 maturity date at the option of the IFC.

At Petrex, the lenders have agreed to provide all of the necessary waivers for covenant compliance to the end of 2005 and to defer the loan principal payments until 2006. During the third quarter of 2004, Petrex closed out certain Rand denominated gold put option contracts maturing between October 2005 and December 2008 for a total cash consideration of $15.3 million. Of this amount, $3.4 million was applied against a deferred premium owed relating to the original purchase of the put options. The remaining $11.87 million was applied to the Petrex project loan balance of $24 million outstanding at the time to reduce the amount outstanding to approximately $12.1 million at the end 2004. By prepaying a portion of the project loan, annual interest expense is expected to be reduced by over $500,000. Furthermore, the outstanding debt has been reclassified from a current to a long-term liability as at December 31, 2004. Petrex also made the two scheduled principal payments of $1.5 million each in March 2004 and in June 2004. As a result, the Petrex project loan currently totals $12.1 million, while the Rand denominated working capital loan is $9 million. It is anticipated that a formal agreement will be signed with the lenders over the next several months. The Petrex project loans are non-recourse to Bema except that Bema has agreed with the lenders to guarantee payment by Petrex of interest amounts accruing up to December 31, 2005.

Bema made a $10 million payment during the fourth quarter to earn an additional 10% interest in the Kupol project from the Government of Chukotka, in Russia. As a result of this payment, Bema now owns 40% of the Kupol property. To earn the remaining 35%, Bema is required to make a payment within 90 days of the completion of the feasibility study of $5 per ounce on 75% of the proven and probable gold reserves as determined by the study. Upon commencement of mine construction, the Company must pay a further $5 per ounce on 75% of the proven and probable reserves in the feasibility study.

Julietta Mine, Russia (Bema 79%)

In 2004, the Julietta Mine produced 83,317 ounces of gold at an operating cash cost of $189 per ounce and a total cash cost of $234 per ounce from 159,816 tonnes of ore milled at an average gold grade of 18.2 grams per tonne. In 2003, Julietta produced a total of 118,145 ounces of gold at an operating cash cost of $111 per ounce and a total cash cost of $148 per ounce. The lower than forecast production at Julietta is mainly a result of a fire in the warehouse during the first quarter and delays in accessing higher grade working faces that were scheduled to be mined during the year. The fire destroyed the majority of spare parts inventory, which resulted in mining and milling rates at Julietta being temporarily reduced while the spare parts were replaced. The loss from the warehouse fire of $2.3 million and a hedging loss of $2.5 million resulted in an operating loss at the Julietta Mine of $532,000 in 2004.

In the fourth quarter, 38,535 tonnes of ore were milled at the Julietta Mine at an average gold grade of 16.5 grams per tonne producing 17,743 ounces of gold, at operating cash cost of $266 per ounce and a total cash cost of $327 per ounce. In the fourth quarter of 2003, Julietta produced a total of 30,519 ounces of gold at an operating cash cost of $123 per ounce and a total cash cost of $156 per ounce. The decline in production and the increase in operating costs during the fourth quarter of 2004 was a result of not accessing high grade working faces as well as increased fuel, shipping and maintenance charges. In addition, while the mill performed well through most of the year, during November the leach and recovery circuit was disturbed, which took several days to recover from and resulted in gold recoveries of 79% compared to normal recovery of 89% for that month. In addition, late in December, the mantle shaft of the cone crusher broke, resulting in downtime which was the main reason for the shortfall in tonnes milled of 21% during the month. The crusher was fully operational again by the end of the first week in January 2005.

Petrex Mines, South Africa (Bema 100%)

In 2004, the Petrex Mines produced 146,228 ounces of gold at a total cash cost of $388 per ounce(1) from 1,862,635 tonnes of ore milled at an average gold grade of 2.65 grams per tonne. During the first two quarters of 2004 Bema successfully completed a program designed to improve mining efficiencies and cut costs at Petrex. As a result, tonnes milled, recoveries, operating costs, capital expenditures and ounces produced were all improved during the second half of the year. However, operating costs will remain high if the South African Rand retains its strength versus the US dollar. The Petrex Mines incurred an operating loss for the year of $8.9 million(2), most of which occurred in the first half of the year.

Petrex produced 43,758 ounces of gold during the fourth quarter ending December 31, 2004, at a total cash cost of $388 per ounce(1) from 478,314 tonnes of ore milled at an average gold grade of 3 grams per tonne. Petrex produced 38,436 ounces of gold during the fourth quarter of 2003 at a total cash cost of $395 per ounce(3).

(1)
Consolidated production costs are adjusted to reflect a cash gain of $41 per ounce gold from the exercise of South African rand denominated gold put options in 2004. At Petrex the cash gain from the puts is $64 per ounce gold (Q4-$43 per ounce).

(2)	Adjusting for a rand denominated put option gain of $9.4 million during the year.

(3)	Adjusted for rand denominated put option gains from 2003. Refer to the Company’s year end news release dated March 25, 2004 for more details.

Refugio Mine, Chile (Bema 50%)

Start up of the crushing facilities at the Refugio Mine is scheduled to commence on May 1, 2005. A two-month ramp-up period for recommencement of the mine is projected prior to reaching full plant capacity of 40,000 tonnes per day. As a result, Bema’s share of estimated production at Refugio for the remainder of the year is expected to be approximately 50,000 ounces of gold. Total operating costs are projected at $298 per ounce in 2005, slightly higher than the life of mine projections of $250 per ounce, due to the ramp up period.* The mine plan at Refugio is being updated and is expected to be completed by mid year.

* These projections have been estimated by Bema and are not necessarily the view of the Refugio joint venture.

Kupol Deposit, Russia (Bema – up to 75%)

The following is the updated mineral resource estimate for the Kupol gold and silver property in Chukotka, north- eastern Russia. The infill drilling in 2004 has resulted in a 230% increase in contained gold ounces and a 273% increase in contained silver ounces in the Indicated category over the Company’s 2003 resource estimate (published in February 2004). The resource estimate also confirms the large, high grade nature of the Kupol project. The deposit remains open to the north, at depth in the north and to the south. In addition several parallel structures remain untested. The new indicated and inferred resource estimates are tabulated below.

Indicated Resource: Undiluted Risk-Adjusted, Vein, Above 6 g/t Gold Cutoff

	Tonnes (000’s)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Metal Gold Troy Ounces (000’s)(2)	Contained Metal Silver Troy Ounces (000’s)
Big Bend Zone	2,208	29.1	358.6	2,064	25,454
All Kupol Vein(1)	6,403	20.3	257.0	4,184	52,911

(1)	Including Big Bend Zone

(2)	Require additional mine planning, metallurgical recovery studies and infill drilling to be converted to reserves. Contained metal remains subject to mining, dilution and recovery losses.

Inferred Resource : Undiluted Risk-Adjusted, Vein, Above 6 g/t Gold Cutoff

	Tonnes (000’s)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Metal Gold Troy Ounces (000’s)(2)	Contained Metal Silver Troy Ounces (000’s)
Big Bend Zone	532	12.4	188.6	212	3,226
All Kupol Vein(1)	4,090	12.4	171.4	1,637	22,539

(1)	Including Big Bend Zone

(2)	Require additional mine planning, metallurgical recovery studies and infill drilling to be converted to reserves. Contained metal remains subject to mining, dilution and recovery losses.

The details of the resource estimation techniques and cutting can be found on Pages 7 to 9 of this report. The major difference between the Company’s 2004 and the 2003 resource estimate is the large increase in the Indicated category with a corresponding decrease in the Inferred category as a result of the infill drilling, increasing the confidence level. The specific gravity with more sampling has decreased to 2.48 from 2.55. In addition, further drilling has removed 50 metres from the bottom of the Big Bend zone which was included in the 2003 Inferred resource. The resources lost in these two situations were gained back due to several previously unknown parallel veins in the North Zone, the increase in grade of the Big Bend Inferred resource when converted to an Indicated resource by infill drilling and a lower metal at risk factor. In addition, the mineralization has been extended a further 350 metres north and 150 metres deep in the north based on 2004 drilling. The metal at risk adjustment (cutting) factors were used as a result of guidance from Bema’s external consultant for the resource estimate. The following table shows the uncut 2004 resource estimate that can be compared with the uncut resource estimate derived from the 2003 drill program (published in February 2004).

Indicated Resource: Undiluted Not Cut, Vein, Above 6 g/t Gold Cutoff

	Tonnes (000’s)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Metal Gold Troy Ounces (000’s)(2)	Contained Metal Silver Troy Ounces (000’s)
Big Bend Zone	2,209	31.0	382.6	2,201	27,165
All Kupol Vein(1)	6,417	21.7	275.7	4,486	56,874

(1)	Including Big Bend Zone

(2)	Require additional mine planning, metallurgical recovery studies and infill drilling to be converted to reserves. Contained metal remains subject to mining, dilution and recovery losses.

Inferred Resource: Undiluted Not Cut, Vein, Above 6 g/t Gold Cutoff
	Tonnes (000’s)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Metal Gold Troy Ounces (000’s)(2)	Contained Metal Silver Troy Ounces (000’s)
Big Bend Zone	532	13.1	198.8	223	3,400
All Kupol Vein(1)	4,102	13.1	179.4	1,723	23,659

(1)	Including Big Bend Zone

(2)	Require additional mine planning, metallurgical recovery studies and infill drilling to be converted to reserves. Contained metal remains subject to mining dilution and recovery losses.

The feasibility study work on Kupol is underway and is scheduled to be completed in May 2005. Drilling at Kupol is expected to recommence May 2005 and will consist of approximately 45,000 metres to test the deposit to the north and to depth in the north, to test the offset of the structure southwards and to test parallel veins. Approximately 1/3 to 1/2 of the drilling will also be used for further infill, condemnation and mine planning.

Cerro Casale, Chile (Bema 24%)

In September 2004, Placer Dome issued a certificate ("Certificate B") under the shareholders' agreement indicating that it has commenced or is continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the shareholders' agreement. Subject to the terms of the shareholders' agreement, Placer Dome has until the end of 2005 to arrange such financing, if the project remains financeable. Placer Dome is also advancing discussions on key commercial contracts and long-term marketing off-take arrangements. If Placer Dome elects not to proceed with the project and it is still deemed financeable under the terms of the shareholders agreement, they will relinquish their interest in Cerro Casale. The Cerro Casale project is located in Chile and is a joint venture between Placer Dome (51%), Bema (24%) and Arizona Star Resource Corp. (25%).

Bid for Arizona Star

On December 20, 2004, Bema announced that it intends to make an offer to all Arizona Star Resource Corp. (“Arizona Star”) shareholders to exchange each Arizona Star share for 1.85 shares of Bema. The offer valued Arizona Star at CDN$7.01 per common share based on that day’s closing price and represented a premium of 33% based on the 20 day moving average trading share prices for both companies at the time of the offer. Bema currently owns approximately 5% of the common shares of Arizona Star.

Gold Forward and Option Contracts

The Company reduced the number of outstanding gold forward and contingent forward sales contracts by 92,325 ounces in 2004. The Company intends to deliver into all of the outstanding Julietta Mine forward sales contracts on the designated maturity dates out to 2006.

	2005	2006	2007	2008-2012

Gold
Forward sales contracts (ounces)	38,550	43,350	–	–
Average price per ounce	$341	$319	$–	$–

Dollar denominated -
Put options purchased
$290 strike price (ounces)	26,364	23,790	21,342	38,646
$390 to $422 strike price (ounces)	49,000	68,000	68,000	38,500

	2005		2006	2007	2008-2012

Rand (“ZAR”) denominated –	103,914
Put options purchased (ounces)			–	–	–
Average price per ounce (ZAR)	3,100		–	–	–
Average price per ounce (U.S.) *	$552		$–	$–	$–

Call options sold (ounces)	57,000		59,000	59,000	33,000
Average price per ounce	$467		$464	$464	$466

Contingent forwards (maximum)
$320 strike price (ounces)	10,000		–	–	–
$350 strike price (ounces)	34,500		36,000	36,000	132,000

Silver
Forward sales contracts (ounces)	200,000		–	–	–
Average price per ounce	$6.23	$		$–	$–

Put options purchased (ounces)	600,000		600,000	–	–
Average price per ounce	$6.34		$6.34	$–	$–

Call options sold (ounces)	600,000		600,000	–	–
Average price per ounce	$7.65		$7.65	$–	$–

*Based on an exchange rate of 5.6153 Rand to one U.S. dollar, being the closing rate at December 31, 2004.

The mark-to-market value of the Company’s off balance sheet gold hedge contracts as at December 31, 2004 was negative $2.2 million.

Outlook

Bema’s projected gold production in 2005 is approximately 309,000 ounces at an estimated operating cash cost of $295 per ounce (1)(2) and a total cash cost of $312 per ounce(1)(2). This would represent a 35% increase over the number of ounces of gold produced in 2004 and a 6% decrease in total operating cost per ounce. The main reason for the increase in production is the scheduled recommencement of operations at the 50% owned Refugio Mine and an estimated 18% increase in production at the Petrex Mines. In 2006, Bema’s consolidated gold production is projected to increase further and operating costs to decline, as the Refugio Mine records a full year of gold production.

At Kupol the majority of supplies for the 2005 exploration and development work have been shipped to the seaports of Pevek and Magadan, and mobilization of that material to site along winter roads is underway. The 2005 Kupol development program has commenced and Bema has received permits for preliminary construction, which includes, roads and site earth works. In addition, a 45,000 metre drill program is planned to further infill drill the resource and continue exploration drilling to further test the ultimate potential of the Kupol deposit.

Through the development of the Kupol deposit and the continued advancement of the Cerro Casale project by Placer Dome Inc. Bema aims to be one of the world’s fastest growing gold mining companies with a goal of producing over 1 million ounces by 2008.

(1)	Net of silver credits at Julietta assuming a $6.50 per ounce spot price for silver.

(2)	Based on a 6.5 rand to 1 USD conversion rate, a $400 per ounce spot gold price and accounting for any potential gains from the 2005 rand gold put option program.

A Quality Control ("QC") Program has been designed in concert with an independent consultant to meet or exceed the requirements of N1 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling. Tom Garagan, Vice President of Exploration, is the Qualified Person for Bema Gold Corporation. For more detailed information on the Kupol Mineral Resource estimate please refer to the “Kupol Mineral Resource” section.

Kupol Mineral Resource

The Kupol Quality Assurance and QC program used to monitor the accuracy of the assay database was managed by Bema’s Qualified Person Tom Garagan and was audited by an external consultant , who found it to be compliant with National Instrument 43-101. The lithology database was verified by redundant checks against original and quick log information

Methodology Used to Estimate the Kupol Resource

The construction of the Resource Model was performed using Datamine software by Bema personnel and several contractors. The process of building the resource model was overseen by external consultants.

The Kupol resource was estimated from a three-dimensional block model, which was created by interpreting the vein, stockwork zone, dyke and faults on east-west trending vertical cross sections and reconciling the interpretations on levels. Three-dimensional solids (wireframe) models were built from the interpretations and were the basis for coding the block model. Within the vein and stockwork interpretation, 1.5 -metre composites were created from the assay intervals. To best represent the high and lower grade portions of the vein, an indicator variable was created using the intensity of sulfosalts and gold grade. Variograms were run on composites for the indicator variable in addition to gold and silver within the high-grade portion and gold and silver within the lower grade portion of the vein.

The indicator (high-sulfosalt) variable, high-grade gold , low-grade gold , high-grade silver and low-grade silver were estimated with four passes of ordinary kriging, using 15 search orientations from south-to-north that match the local strike and dip of the vein. Each of the passes was used to control the amount of data mixing with consideration given to the drill hole spacing.

The whole block grade for vein was calculated using the kriged indicator to weight the high and low grade kriged estimates. The formula used in this calculation was determined by visual inspection of the block grades relative to the drill hole and trench data, comparison of the average grade at a zero cutoff to the average of the declustered composites and comparison of profiles of kriged versus nearest neighbor results by northing and elevation.

An in situ dry density or specific gravity of 2.48 tonnes per cubic metre was used for tonnage calculations. This is based on 543 vein samples collected from throughout the deposit. These were tested at site using the wax-coated density technique..

Checks made on the model include a comparison of the kriged estimate to the nearest neighbor (block polygon) models and to the declustered composites. The effect of edge (contact) dilution and ore loss will be assessed in a mining study that is in progress. Visual checks of the block grades relative to the drill hole and trench data were completed in detail on cross sections and levels on the computer screen.

Resource Classification

Mineral Resources have been categorized using the classification of the Canadian Institute of Mining, Metallurgy and Petroleum (2000).

Due to the uncertainty which may attach to inferred mineral resources, it cannot be assumed that all or part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

At Kupol, indicated and inferred resources were defined by reviewing grade and mineralized vein width on east/west trending cross sections and on a vertical longitudinal projection. Indicated mineral resources are estimated where drill holes or trenches intersect the vein(s) at an approximate 50-metre spacing. 83% of the indicated resource is supported by approximately 25x50-metre drill hole spacing. Projection of indicated resources is limited to 25 metres down-dip in the vein and 12.5 to 25 metres along strike. Within indicated resources, the vein structure is continuous, although the vein thickness may be affected locally by faulting and dikes. The grade appears continuous from hole to hole; this continuity has been confirmed by 141 trenches spaced at 4- to 5-metre intervals and 27 trenches at 10-metre intervals across the outcrop of the vein. Additionally, 63 close spaced drill holes were completed in Big Bend and South Zones, which confirm the grade and vein continuity. The average spacing of the detailed drilling is 10-metres along strike and 5 to 10-metres down dip.

Inferred mineral resources are estimated down dip and along strike from indicated resources in areas that have been drilled on an approximate 100-metre spacing. Projection distances have been limited to within 100 m of a drill hole.

Metal-at-Risk (Capping Levels)

The mineral resource estimated is risk-adjusted (cut) with an average 5.8% metal reduction in the 25x50-metre spaced drill area (within indicated resource), 11.3% metal reduction in the 50x50-metre spaced drill area (within indicated resource) and 3.7% metal reduction in inferred resource. These approximately correspond to reductions of 5.8, 12.2 and 5 % targets developed by the external consultants. The risk-adjustment accounts for a large portion of the gold being represented by a relatively small proportion of samples having very high grades. Blocks in the three-dimensional block model with gold grades greater than 8 g/t were adjusted downward by factoring the indicator to attain the metal reduction suggested by the metal-at-risk analysis.

Risk Adjustment (Description of Methodology)

Precious metals deposits have skewed grade distributions. Skewed grade distributions have the property that a small proportion of samples can represent a disproportionately large amount of metal. The limited number of these samples can introduce significant uncertainty into a resource estimate. It is a common practice to cut the grades of very high-grade samples, restrict their projection distance or to adjust resource models to mitigate risk.

In many precious metals deposits, Kupol included, the highest grade samples are scattered and discontinuous at the exploration drill-hole spacing. The number of high-grade samples intersected can vary according to the positioning of the drill holes, and it is impossible to know in advance which positions would give the most accurate estimate of the amount of high-grade metal actually present. The uncertainty related to the amount of high-grade metal can be evaluated using a Monte Carlo simulation technique. This method simulates re-drilling the deposit 1000 times and notes the variation in the amount of high-grade metal present in annual or global production increments. The 20th percentile of the simulated metal contents is added to the metal content represented by the remaining samples to give a risk-adjusted metal content. The difference between total metal content and risk-adjusted metal content is termed metal at risk. Theoretically, in four periods out of five, the mine should do better than the estimate; however there is additional and largely unquantifiable uncertainty related to how representative the assay distribution input is to the simulation.

The appropriate time-period for indicated resources is annual, as indicated resources will be used to prepare annual production schedules as part of scoping and feasibility studies. For inferred resources, there is inadequate information to support annual planning; therefore a global time-period is used.

The method has advantages over other top-cutting methods in that it takes into account 1) the data density, and 2) the volumes used for production scheduling. As the data density is increased, the amount of metal at risk declines; longer production increments will have less risk than shorter ones.

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended December 31
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Fourth Quarter		Twelve Months
	2004	2003	2004	2003
		(Restated)		(Restated)
GOLD REVENUE	$26,445	$26,716	$92,133	$86,817

EXPENSES
Operating costs	25,567	22,292	85,365	69,110
Depreciation and depletion	6,910	5,614	20,231	17,909
Refugio re-start of operations	3,158	(57)	6,354	682
Julietta warehouse fire loss	521	-	2,321	-
Other	1,441	736	4,528	2,041
	37,597	28,585	118,799	89,742

MINE OPERATING LOSS	11,152	1,869	26,666	2,925

OTHER EXPENSES (INCOME)
General and administrative	2,003	1,437	8,901	7,125
Interest and financing costs	(255)	2,109	7,251	6,662
General exploration	915	137	1,593	340
Stock-based compensation	1,185	1,188	4,980	3,147
Foreign exchange loss (gains)	2,090	(2,163)	3,311	(1,747)
Other	(375)	(181)	(690)	(133)
	5,563	2,527	25,346	15,394

LOSS BEFORE THE UNDERNOTED ITEMS	16,715	4,396	52,012	18,319

Write-down of mineral properties	3,957	720	12,484	720
Write-off of goodwill	27,344	-	27,344	-
Realized derivative (gains)	(930)	(172)	(16,895)	(2,362)
Unrealized derivative losses (gains)	(660)	13,494	6,087	7,481
Equity in losses of associated companies	40	41	272	94
Investment losses (gains)	(1,308)	(54)	(1,706)	45

LOSS BEFORE INCOME TAXES	45,158	18,425	79,598	24,297

Current income taxes (recovery)	(1,170)	4,215	(678)	5,024
Future income taxes (recovery)	661	(2,488)	695	1,255

LOSS FOR THE PERIOD	$44,649	$20,152	$79,615	$30,576

LOSS PER COMMON SHARE - basic and diluted	$0.12	$0.06	$0.22	$0.09

Weighted average number of common shares
outstanding (in thousands)	382,888	352,851	364,788	323,475

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended December 31
(Unaudited)
(in thousands of United States dollars)

	Fourth Quarter		Twelve Months
	2004	2003	2004	2003
		(Restated)		(Restated)
OPERATING ACTIVITIES
Loss for the period	$(44,649)	$(20,152)	$(79,615)	$(30,576)
Non-cash charges (credits)
Depreciation and depletion	6,910	5,614	20,231	17,909
Amortization of deferred financing costs	(242)	427	1,809	1,707
Accretion of Convertible Notes	(1,245)	-	1,345	-
Accretion of asset retirement obligations	370	376	1,477	1,340
Equity in losses of associated companies	40	41	272	94
Derivative instruments	(1,971)	14,169	5,195	10,565
Investment losses (gains)	(1,308)	(54)	(1,706)	45
Future income tax expense (recovery)	661	(2,488)	695	1,255
Stock-based compensation	1,185	1,188	4,980	3,147
Write-off of goodwill	27,344	-	27,344	-
Write-down of mineral properties	3,957	720	12,484	720
Other	3,953	(696)	2,548	293
Change in non-cash working capital	(1,208)	(1,145)	(4,935)	1,629
	(6,203)	(2,000)	(7,876)	8,128

FINANCING ACTIVITIES
Common shares issued, net of issue costs	104,863	3,037	115,130	58,714
Subsidiary shares issued, net of issue costs	3,046	-	3,046	-
Convertible loan, net of issue costs	(69)	-	66,534	-
Kupol bridge financing	8,000	-	46,000	-
Julietta project loan repayment	-	-	(16,750)	(11,167)
Petrex loan repayments	(11,870)	(1,500)	(14,870)	(8,000)
Capital lease repayments	(540)	-	(770)	-
Other	(273)	(218)	(1,950)	(450)
	103,157	1,319	196,370	39,097

INVESTING ACTIVITIES
Julietta Mine	(1,738)	(615)	(3,222)	(1,441)
Julietta Mine exploration	(1,397)	(1,040)	(6,456)	(2,372)
Petrex Mines	(1,385)	(1,480)	(7,454)	(6,947)
Petrex exploration	61	(443)	(1,415)	(646)
Refugio exploration and construction	(6,291)	(447)	(20,019)	(2,981)
Kupol exploration and development	(32,114)	(27,996)	(82,331)	(35,920)
Acquisition, exploration and development	(1,444)	(1,034)	(7,010)	(6,275)
Investment purchases	-	-	(3,059)	(869)
Acquisition of EAGC Ventures Corp., net cash acquired	-	-	-	6,742
Sale of EAGC special warrants	-	-	-	16,935
Other	477	(609)	(699)	(108)
	(43,831)	(33,664)	(131,665)	(33,882)

Effect of exchange rate changes on cash
and cash equivalents	(465)	78	(491)	772

Increase (decrease) in cash and cash equivalents	52,658	(34,267)	56,338	14,115

Cash and cash equivalents, beginning of period	34,453	65,040	30,773	16,658

Cash and cash equivalents, end of period	$87,111	$30,773	$87,111	$30,773

     BEMA GOLD CORPORATION CONSOLIDATED
BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	December 31	December 31
	2004	2003
ASSETS
Current
Cash and cash equivalents	$87,111	$30,773
Accounts receivable	8,019	5,754
Marketable securities
(Market value - $13.8 million; December 31, 2003 - $12.1 million)	3,554	3,567
Inventories	16,113	14,932
Other	6,827	4,845
	121,624	59,871

Investments	5,593	2,706
Property, plant and equipment	418,883	304,044
Goodwill	-	27,344
Unrealized fair value of derivatives	13,761	20,792
Deferred derivative losses	6,718	3,965
Future income tax assets	5,100	-
Other assets	21,374	14,206
	$593,053	$432,928

LIABILITIES
Current
Accounts payable	$32,250	$23,292
Current portion of long-term debt	3,730	45,864
	35,980	69,156

Unrealized fair value of derivatives	49,299	48,382
Long-term debt	129,937	7,084
Future income tax liabilities	24,321	15,320
Asset retirement obligations	17,418	15,380
Other liabilities	664	3,465
Non-controlling interest	2,587	830
	260,206	159,617

SHAREHOLDERS' EQUITY
Capital stock
Issued - 400,498,902 common shares (December 31, 2003 -
355,688,190)	557,365	441,309
Value assigned to share purchase warrants and stock options	19,060	14,814
Convertible debt	18,849	-
Deficit	(262,427)	(182,812)
	332,847	273,311
	$593,053	$432,928

Approved by the Directors
"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton

Item 6:
Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information

Not applicable

Item 8:	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 1st day of April, 2005.